Date: February 23, 2017

Computershare

530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities
    Toronto Stock Exchange
    New York Stock Exchange

Subject: ENERPLUS CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 21, 2017
Record Date for Voting (if applicable) :	March 21, 2017
Beneficial Ownership Determination Date :	March 21, 2017
Meeting Date :	May 05, 2017
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	292766102	CA2927661025

Sincerely,

Computershare
Agent for ENERPLUS CORPORATION